SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934





                           Chancellor Broadcasting Co.
                                (Name of Issuer)



                                 PREFERRED STOCK
                         (Title of Class of Securities)



                                   158911404
                                 (CUSIP Number)

CUSIP No. 158911404                   13G/A                  Page 1 of 3 Pages
          ---------                                              ---  ---



1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                            J. & W. SELIGMAN & CO. INCORPORATED
                                                                     13-3043476

2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) /x/

                                                                         (b) /_/

3) SEC USE ONLY



4) CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                       DELAWARE


 NUMBER OF SHARES     (5) SOLE VOTING POWER                  250,000
BENEFICIALLY OWNED    (6) SHARED VOTING POWER                    -0-
BY EACH REPORTING     (7) SOLE DISPOSITIVE POWER             250,000
 PERSON WITH          (8) SHARES DISPOSITIVE POWER               -0-

9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                        250,000

10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                                         12.50%

12) TYPE OF REPORTING PERSON

                                                                             IA

CUSIP No. 158911404                    13G/A                  Page 2 of 3 Pages
          ---------                                               ---  ---

Item 1(a) Name of Issuer:

          CHANCELLOR BROADCASTING CO.

Item 1(b) Address of Issuer's Principal Executive Offices:

          12655 N. CENTRAL EXPRESSWAY
          SUITE 405
          DALLAS, TX  75243

Item 2(a) Name of Person Filing:

          J. & W. SELIGMAN & CO. INCORPORATED

Item 2(b) Address or Principal Business Office or, if none, Residence:

          100 PARK AVENUE
          NEW YORK, NEW YORK  10017

Item 2(c) Citizenship:

          DELAWARE CORPORATION

Item 2(d) Title of Class of Securities:

          PREFERRED STOCK

Item 2(e) CUSIP Number:

          158911404

Item 3 If this statement is filed pursuant to Rules 13-d, or 13-2(b), check whether the person is filing as a: Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
                                                                             /X/

Item 4(a) Amount Beneficially Owned:

          250,000

Item 4(b) Percent of Class:

          12.50%

Item 4(c) Number of shares as to which such person has:

     (i)      sole power to vote or to direct the vote                  250,000
     (ii)     shares power to vote or direct the vote                       -0-
     (iii)    sole power to dispose or to direct the disposition of     250,000
     (iv)     shares power to dispose or to direct the disposition of       -0-

CUSIP No. 158911404                    13G/A                  Page 3 of 3 Pages
          ---------                                               ---  ---

Item 5    Ownership of Five Percent or Less of a Class:

          NOT APPLICABLE

Item 6    Ownership of More than Five Percent on Behalf of Another Person:

          NOT APPLICABLE

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding Company:

          NOT APPLICABLE

Item 8    Identification and Classification of Members of the Group:

          NOT APPLICABLE

Item 9    Notice of Dissolution of Group:

          NOT APPLICABLE

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, and correct.



          Lawrence P. Vogel
          Senior Vice President, Finance


          APRIL 9, 1997
          Date